SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 Schedule 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 2)
                                (Final Amendment)
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                     KRUPP CASH PLUS-II LIMITED PARTNERSHIP
                            (Name of Subject Company)

                            KRESCENT PARTNERS L.L.C.
                            AP-GP PROM PARTNERS INC.
                            AMERICAN HOLDINGS I, L.P.
                          AMERICAN HOLDINGS I-GP, INC.
                        AMERICAN PROPERTY INVESTORS, INC.
                                    (Bidders)

                               DEPOSITARY RECEIPTS
                         (Title of Class of Securities)

                                   501113 10 4
                      (CUSIP Number of Class of Securities)
--------------------------------------------------------------------------------
                                W. Edward Scheetz
                            Krescent Partners L.L.C.
                     1301 Avenue of the Americas, 38th Floor
                               New York, NY 10019

                                   Copies to:
         Peter M. Fass                                   Bonnie D. Podolsky
         Steven L. Lichtenfeld                           Gordon Altman Butowsky
         Battle Fowler LLP                                 Weitzen Shalov & Wein
         75 East 55th Street                             114 West 47th Street
         New York, NY  10022                             New York, NY  10036
         (212) 856-7000                                  (212) 626-0800

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)





                         (Continued on following pages)

                               (Page 1 of 8 pages)

Cusip No.:  501113 10 4                 14D-1                        Page 2 of 8




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1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         KRESCENT PARTNERS L.L.C.

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                         (a) { }
                                                                         (b) {X}
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         AF; WC
--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(e) or 2(f)
                                                                             / /

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware


--------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         561,702.5518 Depositary Receipts

--------------------------------------------------------------------------------
8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares (See Instructions)
                                                                             / /


--------------------------------------------------------------------------------
9.       Percent of Class Represented by Amount in Row (7)

         7.5%

--------------------------------------------------------------------------------
10.      Type of Reporting Person (See Instructions)

         OO

Cusip No.:  501113 10 4                 14D-1                        Page 3 of 8



--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         AP-GP PROM PARTNERS INC.


--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                         (a) { }
                                                                         (b) {X}

--------------------------------------------------------------------------------
3.       SEC Use Only



--------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         AF

--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(e) or 2(f)
                                                                             / /

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware


--------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         561,702.5518 Depositary Receipts

--------------------------------------------------------------------------------
8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares (See Instructions)
                                                                             / /

--------------------------------------------------------------------------------
9.       Percent of Class Represented by Amount in Row (7)

         7.5%

--------------------------------------------------------------------------------
10.      Type of Reporting Person (See Instructions)

         CO

Cusip No.:  501113 10 4                 14D-1                        Page 4 of 8



--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         AMERICAN HOLDINGS I, L.P.


--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                         (a) { }
                                                                         (b) {X}
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         AF; WC

--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(e) or 2(f)
                                                                             / /

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         403,421.8332 Depositary Receipts

--------------------------------------------------------------------------------
8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares (See Instructions)
                                                                             / /

--------------------------------------------------------------------------------

9.       Percent of Class Represented by Amount in Row (7)

         5.4%
--------------------------------------------------------------------------------
10.      Type of Reporting Person (See Instructions)

         PN

Cusip No.:  501113 10 4                 14D-1                        Page 5 of 8



--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         AMERICAN HOLDINGS I-GP, INC.

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                         (a) { }
                                                                         (b) {X}

--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         OO

--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(e) or 2(f)
                                                                             / /

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         403,421.8332 Depositary Receipts
--------------------------------------------------------------------------------
8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares (See Instructions)
                                                                             / /

--------------------------------------------------------------------------------

9.       Percent of Class Represented by Amount in Row (7)

         5.4%
--------------------------------------------------------------------------------
10.      Type of Reporting Person (See Instructions)

         CO

Cusip No.:  501113 10 4                 14D-1                        Page 6 of 8



--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         AMERICAN PROPERTY INVESTORS, INC.

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                         (a) { }
                                                                         (b) {X}
--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         OO
--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(e) or 2(f)
                                                                             / /

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         403,421.8332 Depositary Receipts
--------------------------------------------------------------------------------
8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares (See Instructions)
                                                                             / /

--------------------------------------------------------------------------------
9.       Percent of Class Represented by Amount in Row (7)

         5.4%
--------------------------------------------------------------------------------
10.      Type of Reporting Person (See Instructions)

         CO

               AMENDMENT NO. 2 (FINAL AMENDMENT) TO SCHEDULE 14D-1

         This Amendment No. 2 (Final Amendment) amends the Tender Offer Statement on Schedule 14D-1 by Krescent Partners L.L.C., a Delaware limited liability company ("Krescent"), and American Holdings I, L.P., a Delaware limited partnership ("AHI" and together with Krescent, the "Purchasers"), dated February 20, 1997 (the "Schedule 14D-1"), as amended by Amendment No. 1 dated March 21, 1997, relating to the tender offer by the Purchasers to purchase up to 1,536,630 issued and outstanding Depositary Receipts representing Units (the "Units") of Krupp Cash Plus-II Limited Partnership, a Massachusetts limited partnership (the "Partnership"), to include the information set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

Item 4.           Source and Amount of Funds or Other Consideration.

         Item 4(a) is hereby supplemented and amended as follows:

         The total amount of funds required by Krescent to purchase 223,404.2271 Units accepted for payment pursuant to the Offer, excluding related fees and expenses, is approximately $1,664,361.50. Krescent obtained such funds from capital contributions from its members.

         The total amount of funds required by AHI to purchase 403,421.8332 Units accepted for payment pursuant to the Offer, excluding related fees and expenses, is approximately $3,005,492.66. AHI obtained such funds from capital contributions from its partners.

Item 6.           Interest in Securities of the Subject Company.

         Item 6(a)-(b) is hereby supplemented and amended as follows:

         The Offer expired at 12:00 Midnight, New York City time, on Thursday, March 27, 1997. Based on preliminary information provided by the Information Agent/Depositary to Krescent and AHI, pursuant to the Offer, as of 12:00 Midnight, New York City time, on Thursday, March 27, 1997, Krescent and AHI accepted for payment an aggregate of 626,826.0603 Units. Pursuant to the terms of the Offer, Krescent purchased 58.2% of the accepted Units after giving effect to the initial purchase of 242,970 Units by AHI, or 223,404.2271 Units. Together with the 338,298.3247 Units owned by Krescent prior to commencing the Offer, Krescent owns 561,702.5518 Units, which constitute approximately 7.5% of the outstanding Units. Pursuant to the Offer, AHI purchased the first 242,970 Units accepted and purchased 41.8% of the accepted Units thereafter, or a total of 403,421.8332 Units, which constitute approximately 5.4% of the outstanding Units.

                                   SIGNATURES

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 1, 1997

                                          KRESCENT PARTNERS L.L.C.

                                          By:  AP-GP Prom Partners Inc., its
                                               managing member


                                               By:  /s/ Richard Mack
                                                    ----------------------------
                                                    Name: Richard Mack
                                                    Title: Vice President

                                          AP-GP PROM PARTNERS INC.


                                          By:  /s/ Richard Mack
                                               ---------------------------------
                                               Name: Richard Mack
                                               Title: Vice President


                                          AMERICAN HOLDINGS I, L.P.

                                          By:  American Holdings I-GP, its
                                               general partner


                                               By:  /s/ Henry J. Gerard
                                                    ----------------------------
                                                    Name: Henry J. Gerard
                                                    Title: Vice President


                                          AMERICAN HOLDINGS I-GP, INC.


                                          By:  /s/ Henry J. Gerard
                                               ---------------------------------
                                               Name: Henry J. Gerard
                                               Title: Vice President


                                          AMERICAN PROPERTY INVESTORS, INC.


                                          By:  /s/ John P. Saldarelli
                                               ---------------------------------
                                               Name: John P. Saldarelli
                                               Title: Vice President




                                        8